EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 Second Quarter 2023 Financial Results

Ramat Gan, Israel, September 6, 2023 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and six months ended June 30, 2023. Management will hold an investors' conference call later today (at 10 am Eastern Time) to discuss the results.

Second Quarter 2023 Business Highlights:

•	Strong growth in EMEA driven by wins in military and key verticals

•	Continued expansion in U.S. primarily from corrections vertical

•	Maintained gross margin greater than 60%

Mr. Fabien Haubert, Interim Chief Executive Officer of Senstar Technologies, stated, “The second quarter featured strong growth from the key regions that we focus on, EMEA and the U.S. This growth was offset by the absence of a one-off project in Asia that was booked in last year’s second quarter making for a challenging year-over-year comparison and masking the progress we are making in key regions.”

Mr. Haubert continued, “Senstar remains committed to its primary objective to expand market share within our four high-value verticals in key geographic regions. The upward trajectory of revenue within these verticals year-to-date fuels our enthusiasm, particularly given the scalability of our business model. Our gross margin remains a healthy 60%, demonstrating our industry leadership. Noteworthy is our ability to deliver positive operating income and EBITDA during the quarter despite a decline in year-over-year revenue. As we navigate through challenges and successes alike, Senstar is growing in key areas and positioning for long-term value creation."

Second Quarter 2023 Results Summary

Revenue for the second quarter of 2023 was $8.4 million, a decrease of 7.5% compared with $9.1 million in the second quarter of 2022. Second quarter gross profit was $5.1 million, or 60.7% of revenue, compared with $5.5 million, or 60.0% of revenue, in the year ago quarter. The increase in gross margin was primarily due to a shift in the mix of products sold during the quarter.

Operating expenses were $5.0 million, a decrease of 6.1% compared to the prior year's second quarter operating expenses of $5.4 million. The decrease in operating expenses is primarily attributable to a decrease in general and administrative expenses, which was partially offset by an increase in selling and marketing expenses, compared to the 2022 period.

Operating income for the second quarter of 2023 was $83,000 compared to $107,000 in the year-ago period.

Financial expense was ($74,000) compared to ($109,000) in the second quarter last year.

Net loss in the second quarter of 2023 was ($211,000) or ($0.01) per share versus net income of $164,000, or $0.01 per share in the second quarter of last year.

EBITDA for the second quarter of 2023 was $290,000 versus $460,000 in the second quarter of 2022.

The Company had cash and cash equivalents, short-term bank deposits and restricted deposits of $11.9 million, or $0.51 per share, as of June 30, 2023, compared with $15.0 million, or $0.65 per share, at December 31, 2022.

Earnings Conference Call Information:

The Company will host a conference call later today, September 6, 2023. The call will begin promptly at 10 am Eastern Time; 5 pm Israel Time; 3 pm U.K. Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference I.D. number 13740979.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1632205&tp_key=427e1e1d40.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13740979

A replay of the call will be available on Wednesday, September 6, 2023, after 1:00 pm Eastern time through Wednesday, September 20, 2023, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Partner Hayden IR +1 541-904-5075 Kim@HaydenIR

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% change	2023	2022	% change
Revenue	8,441	9,124	(7)	14,886	15,909	(6)
Cost of revenue	3,317	3,649	(9)	6,169	5,967	3

Gross profit	5,124	5,475	(6)	8,717	9,942	(12)
Operating expenses:
Research and development, net	1,035	1,087	(5)	2,075	2,182	(5)
Selling and marketing	2,625	2,220	18	5,071	4,519	12
General and administrative	1,381	2,061	(33)	3,221	3,806	(15)
Total operating expenses	5,041	5,368	(6)	10,367	10,507	(1)

Operating income (loss)	83	107		(1,650)	(565)
Financial income (expenses), net	(74)	(109)		(34)	(348)

Income (loss) before income taxes	9	(2)		(1,684)	(913)

Taxes on income (tax benefits)	220	(430)		402	(244)

Income (loss) from continuing operations	(211)	428		(2,086)	(669)
Income (loss) from discontinued operations, net	-	(264)		-	(264)

Net income (loss) attributable to Senstar’s shareholders	(211)	164		(2,086)	(933)

Basic and diluted net income (loss) per share from continuing operations	$(0.01)	$0.02		$(0.09)	$(0.03)
Basic and diluted net income (loss) per share from discontinued operations, net	-	$(0.01)		-	$(0.01)

Basic and diluted net income (loss) per share	$(0.01)	$0.01		$(0.09)	$(0.04)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,309,987	23,309,987		23,309,987	23,305,981

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023%	2022%	2023%	2022%

Gross margin	60.7	60.0	58.6	62.5
Research and development, net as a % of revenues	12.3	11.9	13.9	13.7
Selling and marketing as a % of revenues	31.1	24.3	34.1	28.4
General and administrative as a % of revenues	16.4	22.6	21.6	23.9
Operating margin	1.0	1.2	-	-

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

GAAP income (loss) from continuing operations	(211)	428	(2,086)	(669)
Less:
Financial income (expenses), net	(74)	(109)	(34)	(348)
Taxes on income (tax benefits)	220	(430)	402	(244)
Depreciation and amortization	(207)	(353)	(530)	(761)
EBITDA from continuing operations	290	460	(1,120)	196

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2023	2022
CURRENT ASSETS:
Cash and cash equivalents	$10,485	$14,937
Short-term bank deposits	113	110
Restricted cash and deposits	1,332	5
Trade receivables, net	8,617	9,973
Unbilled accounts receivable	7	350
Other accounts receivable and prepaid expenses	1,709	1,441
Inventories	9,546	8,443

Total current assets	31,809	35,259

LONG TERM ASSETS:

Deferred tax assets	1,952	1,981
Operating lease right-of-use assets	885	987

Total long-term assets	2,837	2,968

PROPERTY AND EQUIPMENT, NET	1,627	1,651

INTANGIBLE ASSETS, NET	1,069	1,142

GOODWILL	11,062	10,866

TOTAL ASSETS	$48,404	$51,886

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2023	2022

CURRENT LIABILITIES:

Trade payables	$1,430	$2,408
Customer advances	230	239
Deferred revenues	2,643	2,866
Other accounts payable and accrued expenses	4,177	4,749
Short-term operating lease liabilities	251	248

Total current liabilities	8,731	10,510

LONG-TERM LIABILITIES:
Deferred revenues	1,318	1,463
Deferred tax liabilities	852	865
Accrued severance pay	314	330
Long-term operating lease liabilities	652	757
Other long-term liabilities	261	274

Total long-term liabilities	3,397	3,689

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 23,309,987 shares at June 30, 2023 and 23,309,987 shares at December 31, 2022	6,799	6,799
Additional paid-in capital	30,504	30,503
Accumulated other comprehensive loss	(105)	(758)
Foreign currency translation adjustments (stand-alone financial statements)	9,675	9,654
Accumulated deficit	(10,597)	(8,511)

TOTAL SHAREHOLDERS' EQUITY	36,276	37,687

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$48,404	$51,886